Exhibit 99.1

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the three months ended

March 31, 2015

May 7, 2015

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated May 7, 2015 is intended to supplement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2015 and 2014 (the “consolidated interim financial statements”). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries as at March 31, 2015. “Hudbay Peru” refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia project, and “Augusta” and “Hudbay Arizona” refer to HudBay Arizona Corporation (formerly named Augusta Resource Corporation), our wholly-owned subsidiary which indirectly owns a 92.05% interest in the Rosemont project.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, production at our Constancia, 777, Lalor and Reed mines, processing at our Constancia concentrator, Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, anticipated production from our projects and events that may affect our projects, including a strike action that has been commenced by one union at our Manitoba operations, a potential work stoppage or labour disruption at our Manitoba operations and the anticipated effect of external factors on revenue, such as commodity prices, the potential to refurbish the recently acquired New Britannia mill and utilize it to process ore from our Lalor mine, our expectation that we will no longer construct a new concentrator at Lalor, the anticipated exploration and development expenditures and activities and the possible success of such activities at Lalor and elsewhere, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the successful ramp up of production and recoveries at Constancia;

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the ability to successfully negotiate new collective bargaining agreements for our Manitoba operations;

•                  the availability and successful implementation of contingency plans for labour disruptions at our Manitoba operations, including as a result of the strike action that has been commenced by one union;

•                  the supply and demand for metals we produce;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the supply and availability of concentrate for our processing facilities;

•                  the supply and availability of third party processing facilities for our concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

•                  the availability of additional financing, if needed, under our credit facilities;

•                  the availability of financing for our exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•                  our ability to secure required land rights to complete our Constancia project;

•                  maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia and Rosemont projects and First Nations communities surrounding our Lalor and Reed mines;

•                  no significant unanticipated challenges with stakeholders at our various projects;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the failure to successfully re-negotiate the recently expired collective bargaining agreements with one or more unions at our Manitoba operations, the timing and nature of any labour disruptions at our Manitoba operations (including as a result of the strike action that has been commenced by one union or as a result of additional strike actions that may be commenced by one or more other unions), risks associated with our contingency plans for labour disruptions at our Manitoba operations, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the commissioning and ramp up of the Constancia project and risks associated with the permitting of the Rosemont project), dependence on key personnel and employee and union relations, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

Presentation of Non-IFRS Financial Performance Measures

We use realized prices as a non-IFRS financial performance measure in our MD&A. For a detailed description, please see the discussion under “Financial Review” beginning on page 14 of our MD&A. In addition, we use operating cash flow per share and cash cost per pound of copper sold as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 25 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and copper projects in Cusco (Peru) and Arizona (United States). We also have equity investments in a number of junior exploration companies. Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to create sustainable value through increased commodity exposure on a per share basis for our shareholders. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol “HBM” on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

SUMMARY

First quarter operating cash flow before stream deposit and change in non-cash working capital increased to $24.1 million from negative $4.6 million in the first quarter of 2014.

The net loss and loss per share in the first quarter of 2015 were $23.7 million and $0.10, respectively, compared to a net loss and loss per share of $27.2 million and $0.15, respectively, in the first quarter of 2014. Net loss and loss per share in the first quarter of 2015 were affected by, among other things, the following items:

	Pre-tax	After-tax
	gain (loss)	gain (loss)	Per Share
	($ millions)	($ millions)	($/share)

Loss as a result of provisional pricing adjustments	(5.0)	(3.3)	(0.01)

Foreign currency translation losses	(10.0)	(11.2)	(0.05)

Non-cash deferred tax adjustments	—	(9.1)	(0.04)

Cash flow from operations and net earnings were positively impacted by increased revenue as a result of significant increases in production of all metals as our Reed and Lalor mines achieved commercial production in 2014.  While substantially improved when compared to the prior year, cash flow from operations, net earnings and cash cost per pound of copper were all negatively impacted by unsold copper and gold during the quarter. More specifically, we continue to have approximately 6,000 tonnes of unsold copper in concentrate as a result of logistical and other issues as well as approximately 9,000 ounces of unstreamed gold produced in the first quarter of 2015 that was not sold. Net earnings were also negatively affected by higher depreciation expense resulting from commercial production at Reed and Lalor, as well as higher depreciation expense due to revised mine planning assumptions at 777.

The Constancia mine commenced production in December 2014, and achieved commercial production on April 30, 2015. Ocean shipments began in April 2015 and the mine and concentrator are currently processing ore at or above design capacity. We expect to achieve full year 2015 production, operating cost and capital cost guidance for all four of our mines.

As at March 31, 2015, we had total available and committed liquidity of approximately $464 million, including $122.5 million in cash and cash equivalents and availability under our credit facilities. In the second quarter, we expect to start realizing substantial cash flow from the sale of copper concentrates from Constancia, and to receive value added tax refunds from the Peruvian government of approximately US$38 million.  We expect that our current liquidity and these expected cash flows will be sufficient to meet our liquidity needs for 2015.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)	Mar. 31, 2015	Dec. 31, 2014

Cash and cash equivalents	122,524	207,273
Working capital	31,516	101,124
Total assets	6,221,152	5,627,508
Equity[1]	2,625,956	2,446,720

Financial Performance

		Three months ended
		Mar. 31,	Mar. 31,
(in $ thousands except per share and cash cost amounts)		2015	2014

Revenue		160,652	106,779
Loss before tax		(13,076)	(24,139)
Basic and diluted loss per share[1]		(0.10)	(0.15)
Loss for the period		(23,708)	(27,219)

Operating cash flow before stream deposit and change in non-cash working capital [2]		24,055	(4,634)

Operating cash flow per share [2]		0.10	(0.02)

Cash cost, after by-product credits (per pound sold) - US$ [2]		1.39	2.30

Production
Contained metal in concentrate[3]
Copper	(tonnes)	15,008	7,954
Gold	(troy oz.)	23,676	18,648
Silver	(troy oz.)	310,867	187,001
Zinc	(tonnes)	22,906	19,294

Metal Sold
Payable metal in concentrate
Copper	(tonnes)	10,995	5,539
Gold	(troy oz.)	12,350	10,766
Silver	(troy oz.)	100,317	102,809
Refined zinc	(tonnes)	23,779	21,104

1 Attributable to owners of the Company.

2 Operating cash flow (before stream deposit and change in non-cash working capital) per share and cash cost, after by-product credits, per pound of copper sold are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 25 of this MD&A.

3 Includes pre-commercial production volumes.

RECENT DEVELOPMENTS

Acquisition of New Britannia Mine and Mill

On May 4, 2015 we closed a transaction to acquire a 100% interest in the New Britannia mine and mill, located in Snow Lake, Manitoba, for approximately US$11 million in net cash consideration, plus a contingent payment of US$5 million. In connection with the New Britannia acquisition, we entered into a private placement agreement with a Canadian bank to sell approximately 1.4 million Hudbay common shares for net proceeds of $15.7 million.

While there are presently no plans to bring the New Britannia mine back into production, based on our initial review, we believe the New Britannia mill (the “NBM Mill”), if refurbished, has the potential to process approximately 2,000 tonnes per day of gold zone ore from the Lalor mine.

The NBM Mill historically operated as a two-stage crushing and grinding Carbon-in-Pulp circuit, producing gold doré on site, and is currently on care and maintenance. The expected refurbishment of the NBM Mill would increase total processing capacity in the Snow Lake area and, based on our initial review, is expected to have a relatively low capital cost compared to the cost of a new concentrator. Historical gold recoveries at the NBM Mill on New Britannia ore have been in the 90% range compared to approximately 60% recoveries that are typical of a base metal concentrator. The NBM Mill has tailings capacity that is permitted, and the historical tailings are a potential source of feed for a new paste backfill plant at Lalor.

As a result of the acquisition of the NBM Mill, we no longer expect to construct a new concentrator at Lalor. As at March 31, 2015, the carrying value of development costs, including amounts for prepaid equipment, associated with a new Lalor concentrator was approximately $40 million, some of which is likely impaired as a result of the acquisition of the NBM Mill. The expected $350-400 million capital cost of a new concentrator would not be economically justified given the potential for 4,700 tonnes per day of combined capacity at the Snow Lake and NBM mills. However, we expect that a paste backfill plant for Lalor will be required in addition to the costs of refurbishing the NBM Mill. We will continue to process ore from Lalor at the Snow Lake concentrator, while we carry out engineering work on a potential restart of the NBM Mill. We anticipate that the results of our technical study on the NBM Mill, including the estimated costs and timing of a potential restart, will be available in 2016.

MANITOBA OPERATIONS REVIEW

Mining

		Three Months Ended
		Mar. 31	Mar. 31
		2015	2014

Ore	tonnes	652,356	582,073
Copper	%	1.86	1.64
Zinc	%	4.17	3.87
Gold	g/tonne	1.81	1.68
Silver	g/tonne	18.36	21.16

		Three Months Ended
		Mar. 31	Mar. 31
Unit Operating Costs		2015	2014

Total Mines	$/tonne	60.15	57.12

Ore production at our Manitoba mines for the first quarter of 2015 increased 12% compared to the same period in 2014 as a result of increased production at our Reed and Lalor mines. Commercial production was achieved at the Reed mine in the first quarter of 2014 and this mine is now capable of operating at its full capacity of 1,300 tonnes per day. The main production shaft at Lalor achieved commercial production in the third quarter of 2014. This along with increased access to mining areas has resulted in increased production at our Lalor mine.

Copper, zinc and gold grades were higher in the first quarter of 2015 compared with grades in the first quarter of 2014 by 13%, 8% and 8%, respectively, due to the addition of higher grade copper ore at Reed as well as planned mine sequencing.  Silver grades were lower by 13% in the first quarter of 2015 compared with the grades in the first quarter of 2014 due to planned mine sequencing.

Mining costs per tonne of ore in the first quarter of 2015 were 5% higher, compared to the same period in 2014, primarily due to the smaller-scale Reed mine achieving commercial production as well as higher unit costs at our 777 mine resulting from decreased production.

The collective agreements with each of the seven labour unions representing employees at our Manitoba business unit expired on December 31, 2014. The membership of the International Association of Machinists and Aerospace Workers, Local No. 1848 (the “IAM”) rejected our formal offer and commenced a strike action on May 2, 2015. We anticipate that operations will continue under a comprehensive contingency plan during the IAM’s strike. Negotiations with the other six unions are ongoing.

Processing

		Three Months Ended		Guidance
		Mar. 31	Mar. 31	Annual
		2015	2014	2015

Ore	tonnes	638,583	557,743
Copper	%	1.89	1.60
Zinc	%	4.10	4.06
Gold	g/tonne	1.74	1.73
Silver	g/tonne	18.08	21.05

Copper concentrate	tonnes	46,061	34,171
Concentrate grade	% Cu	23.81	23.28

Zinc concentrate	tonnes	44,952	37,643
Concentrate grade	% Zn	50.96	51.25

Copper recovery	%	90.9	89.2
Zinc recovery	%	87.5	85.1
Gold recovery	%	61.6	60.0
Silver recovery	%	57.3	49.5

Contained metal in concentrate produced
Copper	tonnes	10,967	7,954	40,000-50,000
Zinc	tonnes	22,906	19,294	95,000-120,000
Precious metals	ounces	25,467	21,897	85,000-105,000

		Three Months Ended		Guidance
		Mar. 31	Mar. 31	Annual
Operating Costs		2015	2014	2015

Combined concentrators unit costs	$/tonne	19.32	18.60
Combined mine/mill unit operating costs [1]	$/tonne	81.12	79.19	73-88

1     Reflects combined mine and mill costs per tonne of milled ore.  The first quarter results of 2014 exclude mine and mill costs and tonnes associated with pre-commercial production mine output.

For the first quarter of 2015, ore processed was 14% higher compared to the same period in 2014 primarily as a result of increased production at Reed and Lalor. Compared to the first quarter of 2014, copper grades were 18% higher as a result of increased production at Reed, which had higher copper head grades, as well as normal mine sequencing at our other mines. Processed zinc and gold head grades in the first quarter of 2015 were relatively consistent with the same period in 2014.  Recoveries of copper, zinc and gold in the first quarter of 2015 were marginally higher compared to the same period of 2014 as a result of achieving steady operations at our two new mines.

Metal production as well as combined mine/mill unit costs in Manitoba are expected to be within guidance ranges for 2015.

Zinc Plant

		Three Months Ended		Guidance
		Mar. 31	Mar. 31	Annual
Zinc Production		2015	2014	2015

Zinc Concentrate Treated
Domestic	tonnes	40,913	30,426
Purchased	tonnes	9,399	16,247
Total	tonnes	50,312	46,673	190,000-235,000

Refined Metal Produced
Domestic	tonnes	20,032	15,543
Purchased	tonnes	4,749	8,213
Total	tonnes	24,781	23,756	95,000-120,000

		Three Months Ended		Guidance
		Mar. 31	Mar. 31	Annual
Unit Operating Costs		2015	2014	2015
Zinc Plant	$/lb	0.39	0.41	0.31 - 0.38

Production of cast zinc in the first quarter of 2015 was higher by 4% compared to the same period in 2014 as domestic concentrate availability improved as a result of increased production from Lalor as well as improved plant recoveries. Operating costs per pound of zinc metal produced were 5% lower during the first quarter of 2015 compared to the first quarter of 2014 as a result of lower propane costs as well as higher throughput. Refined zinc metal production and operating costs are both expected to be within guidance ranges for 2015.

Metal Sold

		Three Months Ended
		Mar. 31	Mar. 31
		2015	2014

Payable metal in concentrate
Copper	tonnes	10,995	5,539
Gold	troy oz.	12,350	10,766
Silver	troy oz.	100,317	102,809

Refined zinc	tonnes	23,779	21,104

Lalor Copper-Gold Zone Exploration Results

At our Lalor mine, we have drilled 14 holes, totalling 4,537.6 metres, to better define the copper-gold zone from the underground 1,025 metre level exploration drift. Preliminary results to date, as shown in the tables below1, indicate that the high-grade copper-gold mineralization as drilled from underground is of similar quantity and quality as indicated by surface drilling. Based on these preliminary results, we will proceed with a 400 metre Phase 2 exploration ramp extension to the north.

Drill platforms from the Phase 2 exploration ramp will allow testing of the copper-gold zones down plunge and step out drilling to the east and west. Further exploration drilling is expected to proceed on completion of the exploration ramp extension in the second half of 2015. Phase 2 development will maintain a drift size capable of accommodating future mine equipment and related infrastructure for mining the copper-gold zones.

Hole	Core Length[2](m)	From (m)	To (m)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)

LX0001	52.66	245.42	298.08	2.71	7.22	15.92	0.18
Includes	6.96	245.42	252.38	6.29	12.16	25.85	0.31
Includes	11.58	286.50	298.08	8.30	25.43	54.89	0.59
LX0002	34.55	231.00	265.55	9.32	12.46	52.17	0.61
LX0003	14.68	257.12	271.80	3.54	5.15	22.96	0.16
LX0004	17.11	217.14	234.25	1.61	2.35	8.72	0.10
LX0005	1.00	260.18	261.18	2.67	2.67	38.26	0.07
LX0006	5.32	291.38	296.70	1.87	1.51	16.26	0.13

LX0007			assays pending
LX0008			assays pending
LX0009			assays pending
LX0010			assays pending
LX0011			assays pending
LX0012			assays pending

LX0013	21.47	297.28	318.75	2.99	6.64	13.56	0.12

LX0014			assays pending

1    The quality assurance and quality control measures and the sampling, analytical and testing procedures that were applied and utilized during the execution of the exploration work at Lalor were substantially similar to those discussed in the Technical Report for Lalor that was previously filed on SEDAR, titled Pre-Feasibility Study Technical Report, on the Lalor Deposit, Snow Lake, Manitoba, Canada, effective as of March 29, 2012.  There are no drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the preliminary results.

2    Due to varying angles of the drill holes and almost flat-lying nature of the copper-gold zone, true width is approximately 50% to 100% of core length.

	Collar Location
Hole	NDA83 Zone 14 East	NDA83 Zone 14 North	Distance Below Surface (m)	Core Size	Azimuth (degrees)	Dip (degrees)	Length (m)
LX0001	426785	6081394	1,022	NQ	8.9	(63)	605.1
LX0002	426785	6081394	1,022	NQ	8.9	(68)	311.0
LX0003	426784	6081394	1,022	NQ	358.9	(63)	362.4
LX0004	426785	6081394	1,022	NQ	8.9	(73)	329.1
LX0005	426784	6081394	1,022	NQ	358.9	(68)	350.2
LX0006	426783	6081394	1,022	NQ	334.9	(66)	350.0
LX0007	426782	6081394	1,021	NQ	185.9	(68)	227.4
LX0008	426783	6081394	1,021	NQ	160.9	(66)	230.4
LX0009	426782	6081394	1,021	NQ	185.9	(77)	230.4
LX0010	426784	6081394	1,021	NQ	146.9	(73)	317.4
LX0011	426784	6081357	1,021	NQ	150.0	(83)	224.4
LX0012	426782	3081356	1,021	NQ	234.0	(83)	227.3
LX0013	426784	6081395	1,022	NQ	359.1	(57)	500.5
LX0014	426786	6081394	1,022	NQ	37.1	(81)	272.0

PERU OPERATIONS REVIEW

The Constancia mine commenced production of copper concentrate in December 2014, and achieved commercial production on April 30, 2015. Ocean shipments began in April 2015, and the mine and concentrator are currently operating at or above design capacity.  A summary of the tonnage and grade of ore processed over the first four months of 2015 follows:

	Tonnes of Ore Processed
	Monthly	Daily (Average)	Copper Grade (%)

January	418,681	13,506	0.36
February	493,756	17,634	0.40
March	1,521,045	49,066	0.47
April	2,359,046	78,635	0.61

The ramp up has met our expectations with regards to throughput, recovery and product quality. The plant is performing as designed and throughput has occasionally exceeded design capacity due to favourable ore characteristics, with peaks of over 90,000 tonnes per day. Copper recovery in April averaged just over 65% which is in line with ramp up design and expectations. Concentrate grade has averaged 27% copper year-to-date with average concentrations of deleterious elements below penalty levels. As at April 30, 2015, 42,575 tonnes of copper concentrate had been produced, of which approximately 20,500 tonnes had been shipped.

The focus in the initial stages of ramp up was on ore throughput with an aim to meet saleable concentrate specifications. The focus is currently on increasing copper recovery while maintaining throughput and concentrate quality. A key component of improving copper recovery is expected to be the recently started concentrate regrind circuit. We continue to expect the operation to achieve steady state design and feasibility level recoveries of copper in the fourth quarter of 2015. In addition, assuming that the copper ramp up continues as planned, we intend, in the second quarter of 2015, to begin to ramp up the molybdenum concentrate separation circuit, which has achieved mechanical completion.

Mining fleet performance is approaching design expectations; a mine dispatch system has been installed and is providing the necessary data to further optimize the fleet. To date, mine reconciliations are indicating that the long term model is supported by field measurements. Although it is too early to evaluate mine reconciliation metrics, we believe that grade and geology characteristics are well represented in the long term plan.

Sustaining capital expenditures are ongoing as planned; the tailings management facility, and the water harvesting and management are in scope and on schedule.

We have has also received approval of a second modification to the Environmental and Social Impact Assessment (“ESIA”) for Constancia. The ESIA modification recognizes the current infrastructure and incorporates the mining of the Pampacancha deposit. We expect to begin negotiations for the purchase of surface rights to the Pampacancha deposit later this year.

Mining

		Three Months Ended
		Mar. 31	Mar. 31
		2015	2014

Ore	tonnes	2,098,515	—
Waste	tonnes	3,778,874	—
Copper	%	0.45	—
Gold	g/tonne	0.11	—
Silver	g/tonne	4.51	—

Processing

		Three Months Ended		Guidance
		Mar. 31	Mar. 31	Annual
		2015	2014	2015

Ore	tonnes	2,433,482	—
Copper	%	0.44	—
Gold	g/tonne	0.09	—
Silver	g/tonne	5.31	—

Copper concentrate	tonnes	15,849	—
Concentrate grade	% Cu	25.49	—

Copper recovery	%	38.1	—
Gold recovery	%	23.3	—
Silver recovery	%	23.7	—

Contained metal in concentrate produced
Copper	tonnes	4,041	—	100,000 - 125,000
Precious metals[1]	ounces	3,266	—	50,000 - 65,000

1         Precious metals production includes gold and silver production. Silver converted to gold at a ratio of 60:1 for 2015 guidance.

FINANCIAL REVIEW

Financial Results

We recorded a loss of $23.7 million in the first quarter of 2015 compared to a loss of $27.2 million for the first quarter of 2014.  The following table provides further details on this variance:

Three Months Ended
(in $ millions)	Mar. 31, 2015

Increase (decrease) in net earnings resulting from these components:
Revenues	53.9
Cost of sales
Mine operating costs	(31.1)
Depreciation and amortization	(16.5)
Tax and other	(2.8)
Decrease in loss for the period	3.5

We increased our gross profit before depreciation by $22.8 million, which is mainly the result of higher sales volumes resulting from increased production at our Lalor and Reed mines.

Depreciation for the first quarter of 2015 was $16.5 million higher compared to the same period in 2014 as a result of the Reed mine and the Lalor production shaft being in commercial production as well as increased amortization rates at our 777 mine resulting from revised mine planning activities.

Revenue

Total revenue for the first quarter of 2015 was $160.7 million, $53.9 million higher than the same period in 2014. This increase was primarily due to higher copper and zinc sales volumes and favourable movements in foreign exchange rates, partially offset by lower mark-to-market gains on revenue-related derivatives.

Three Months Ended
(in $ millions)	Mar. 31, 2015

Metals prices[1]
Lower copper prices	(3.7)
Higher zinc prices	2.1
Higher gold prices	1.5

Sales volumes
Higher copper sales volumes	38.0
Higher zinc sales volumes	6.6
Higher gold sales volumes	2.1
Lower silver sales volumes	(0.1)

Other
Favourable movement in foreign exchange rates	17.6
Derivative mark-to-market decrease	(10.4)
Pre-production revenue decrease	4.5
Other volume and pricing differences	0.8
Effect of higher treatment and refining charges	(5.1)
Increase in revenue in 2015 compared to 2014	53.9

1         See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended
	Mar. 31,	Mar. 31,
(in $ millions)	2015	2014

Copper	80.8	46.7
Zinc	66.8	52.2
Gold	19.1	14.1
Silver	2.5	2.3
Other	1.6	1.1
Gross revenue[1]	170.8	116.4
Treatment and refining charges	(10.1)	(5.1)
Pre-production revenue	—	(4.5)
Revenue	160.7	106.8

1         Copper, zinc, gold and silver revenues include unrealized gains and losses related to non hedge derivative contracts including costless collars that are not included in the above realized prices.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

Our realized prices for the first quarter of 2015 and 2014 are summarized below:

			Realized prices[1] for the
			three months ended
		LME Q1	Mar. 31	Mar. 31
		2015[2]	2015	2014

Prices in US$
Copper [3]	US$/lb.	2.64	2.72	2.86
Zinc[3]	US$/lb.	0.94	1.04	1.01
Gold[3,4]	US$/troy oz.		1,385	1,268
Silver[3,4]	US$/troy oz.		22.28	22.03

Prices in C$
Copper[3]	C$/lb.	3.27	3.38	3.16
Zinc[3]	C$/lb.	1.17	1.28	1.11
Gold[3,4]	C$/troy oz.		1,548	1,331
Silver[3,4]	C$/troy oz.		24.47	23.00
Exchange rate[5]	US$1 to C$		1.22	1.09

1     Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate.

2     London Metal Exchange average for copper and zinc prices.

3     Copper, zinc, gold and silver revenues include unrealized gains and losses related to non hedge derivative contracts including costless collars that are not included in the above realized prices.

For the three months ended March 31, 2015, the unrealized components of those derivatives resulted in a loss of US$0.05/lb; loss of US$0.01/lb., loss of US$0/oz., and a loss of US$0/oz., respectively.

For the three months ended March 31, 2014, the unrealized components of those derivatives resulted in a gain of US$0.61/lb; gain of US$0.02/lb., loss of US18.39/oz., and loss of US$0.21/oz., respectively.

4     Since August 1, 2012, sales of gold and silver from our 777 mine have been subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments of US$400/oz for gold deliveries and US$5.90/oz for silver deliveries. Previously, we sold gold and silver from our 777 mine as contained metal within our copper concentrate. Realized gold and silver prices in the first quarter of 2015 include deferred revenue of US$1,264.02/oz and US$25.61/oz, respectively. Realized gold and silver prices in the first quarter of 2014 include deferred revenue of US$965.19/oz and US$17.89/oz, respectively.

5     Average realized exchange rate for the period.

Realized prices for copper during the first quarter of 2015 were slightly higher than the LME average for the quarter mainly due to the timing of sales, which occurred in the latter part of the quarter when copper prices increased.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

Three months ended March 31, 2015

(in $ millions, except for realized price
and metal in concentrate sold)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	80.8	66.8	19.1	2.5	1.6	170.8	[1]
Derivative mark-to-market and other	1.2	0.6	—	—	—	1.8
Revenue excluding unrealized derivative mark-to-mark	82.0	67.4	19.1	2.5	1.6	172.6
Payable metal in concentrate sold [2]	10,995	23,779	12,350	100,317	—	—
Realized Price [3,5]	$7,461.67	2,832.21	1,548	24.47	—	—
Realized Price [4,5]	$3.38	1.28	—	—	—	—

Three months ended March 31, 2014

(in $ millions, except for realized price
and metal in concentrate sold)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	46.7	52.2	14.1	2.3	1.1	116.4	[1]
Derivative mark-to-market and other	(8.1)	(0.7)	0.2	—	—	(8.6)
Revenue excluding unrealized derivative mark-to-mark	38.6	51.5	14.3	2.3	1.1	107.8
Payable metal in concentrate sold [2]	5,539	21,104	10,766	102,809	—	—
Realized Price [3,5]	$6,971.80	2,440.27	1,331	23.00	—	—
Realized Price [4,5]	$3.16	1.11	—	—	—	—

1   Revenue, before treatment and refining charges and pre-production revenue.

2   Copper and zinc shown in metric tonnes and gold and silver shown in ounces.

3   Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/troy oz.

4   Realized price for copper and zinc in $/lb.

5   Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title with customers.

Cost of sales

Our detailed cost of sales is summarized as follows:

	Three Months Ended
	Mar. 31	Mar. 31
(in $ thousands)	2015	2014
Manitoba mines	37,098	29,178
Manitoba concentrators	12,339	10,373
Zinc plant	21,051	21,471
Purchased ore and concentrate (before inventory changes)	16,102	17,528
Depreciation and amortization	31,944	15,427
Changes in domestic inventory	(3,175)	(23,246)
Other charges	28,938	25,979
Cost of sales	144,297	96,710

Total cost of sales for the first quarter of 2015 was $144.3 million, reflecting an increase of $47.6 million from the first quarter of 2014. The increase is due to higher production volumes, which have been achieved as a result of the commencement of commercial production at Lalor and Reed in 2014. In addition, depreciation for the first quarter of 2015 was higher compared to the same period in 2014 as a result of the commencement of commercial production at Lalor and Reed as well as increased amortization rates at our 777 mine resulting from revised mine planning assumptions. Larger increases in domestic inventory in the first quarter of 2014 significantly reduced cost of sales in 2014 compared to 2015.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 7 of this MD&A.

For the first quarter of 2015, other significant variances in expenses, compared to the same period in 2014, include the following:

•             Loss on disposal of subsidiary of $6.5 million in the first quarter of 2014 is the result of the sale of our wholly owned subsidiary, Hudbay Michigan Inc.;

•             Increased finance expense of $2.0 million in the first quarter of 2015, compared to the same period in 2014, was due to increased amortization of finance fees. The increased amortization is the result of newly incurred financing costs to facilitate the expanded corporate senior secured revolving credit facility, which closed in the first quarter of 2015, and the new Constancia standby credit facility;

•             Higher net foreign exchange losses of $1.4 million with losses of $10.0 million incurred in the current quarter compared to foreign exchange losses of $8.6 million in the first quarter of 2014. This is mostly the result of the comparatively larger magnitude of the weakening of the Canadian dollar against the US dollar in the first quarter of 2015, which unfavourably impacts the translation of our net monetary US dollar liability position;

•             Higher mark-to-market losses on revaluation of warrants issued and assumed in connection with the acquisition of Augusta of $3.4 million; and

•             Higher mark-to-market gains associated with the fair value adjustment of the embedded derivatives related to the prepayment option on our senior unsecured notes of $5.2 million.

The following is a breakdown of the impact of foreign currency translation to total equity:

	Three months ended
	Mar. 31,	Mar. 31,
(in $ millions)	2015	2014
Loss on Peruvian soles denominated transactions, primarily cash translated to USD	(2.7)	(1.4)
Loss on revaluation of USD denominated long-term debt, interest expense accrued and intercompany balances, net of transaction costs and embedded derivative	(16.3)	(17.9)
Gain on translation of USD cash balances	5.9	8.3
Gain on working capital and other small entities	3.1	2.4
Total pre-tax loss	(10.0)	(8.6)
Total tax expense related to translation	(1.2)	(2.3)
Total loss to the income statements	(11.2)	(10.9)
Cumulative translation adjustment gain in other comprehensive income related to translation of foreign operations, primarily Peru and Arizona	212.8	60.9
Total increase to equity	201.6	50.0

Tax Expense

For the three months ended March 31, 2015 tax expense increased by $7.6 million compared to the same period in 2014.

	Three Months Ended
	Mar. 31	Mar. 31
(in $ thousands)	2015	2014
Non cash - income tax expense [1]	8,842	1,982
Non cash - mining tax expense [1]	74	1,263
Total non cash tax expense	8,916	3,245
Estimated current taxes payable - income tax	1,694	1,069
Estimated current taxes payable - mining tax	22	(1,234)
Total estimated current taxes payable	1,716	(165)
Tax expense	10,632	3,080

1         Non cash tax expenses represent our draw down/increase of non cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on the loss before tax for the first quarter of 2015 was approximately negative 80.6% (first quarter of 2014 - negative 12.6%). Applying the estimated Manitoba statutory income tax rate of 27.0% to our loss before taxes of $13.1 million would have resulted in a tax recovery of approximately $3.5 million; however we recorded an income tax expense of $10.5 million (first quarter of 2014 - $3.1 million). The significant items causing our effective income tax rate to be different than the 27.0% estimated Manitoba statutory income tax rate include:

•             Certain foreign exchange losses of $12.5 million (first quarter of 2014 - $17.5 million) are not deductible for local income tax purposes and therefore result in an increase in deferred tax expense for the year of approximately $3.4 million;

•             Certain taxable temporary differences were determined probable to reverse within the timeframe of the 15 year tax stability agreement in Peru and will be subject to higher tax rates in Peru, resulting in an increase in deferred tax expense of $4.4 million; and

•             Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non-cash increase to property, plant, and equipment. We recognized a deferred tax expense of $3.7 million (first quarter of 2014 – $2.2 million) related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 10.0% to our loss before taxes for the period of $13.1 million would have resulted in a tax recovery of approximately $1.3 million and we recorded a mining tax expense of $0.1 (first quarter of 2014 - nil). For the first quarter of 2015, our effective rate for mining taxes was approximately negative 0.7% (first quarter of 2014 - negative 0.1%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•             10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as deferred mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies’ operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at March 31, 2015 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Secured Revolving Credit Facility

On March 13, 2015, we completed an expansion of our corporate revolving credit facility from US$100 million to US$300 million.

The new US$300 million revolving credit facility is on substantially similar terms to the US$100 million credit facility that it replaced. It is intended to provide us with additional liquidity as the Constancia project ramps up to commercial production and to support our growth initiatives. The new credit facility matures in March 2018. As at March 31, 2015, we were in compliance with our covenants under the facility.

At March 31, 2015, $64.1 million (or US$50.5 million at March 31, 2015 exchange rates) of letters of credit had been advanced under the credit facility to support our reclamation obligations in Manitoba. In addition, US$26.0 million was owing under the facility at March 31, 2015.

Equipment Finance Facility

In October 2013, we entered into an equipment financing facility to finance the purchase of components of the mobile fleet at our Constancia project. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis, and are secured by the financed equipment. As at March 31, 2015, we had approximately US$72.8 million owing under the facility.

Constancia Standby Credit Facility

In June 2014, we entered into a US$150 million standby credit facility to provide financing for expenditures on the Constancia project, if required. Drawdowns under the facility are repayable in quarterly instalments beginning December 31, 2015 and ending September 30, 2018. The facility is secured by the assets of our Peru business unit.  As at March 31, 2015, we had US$103.5 million owing under the facility.

Financial Condition

Financial Condition as at March 31, 2015 compared to December 31, 2014

Cash and cash equivalents decreased by $84.7 million from December 31, 2014 to $122.5 million as at March 31, 2015. This decrease was mainly a result of $164.7 million of investments primarily at our Constancia project, interest payments of $55.6 million, deposits of restricted cash in Peru of $27.7 million, principal payments of $4.7 million related to our equipment financing facility and dividends paid of $2.3 million. These amounts were partly offset by net drawdowns from our Constancia standby credit facility and our corporate credit facility of $159.7 million and $2.1 million of value added tax refunds from the Peruvian government. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $69.6 million to $31.5 million from December 31, 2014 to March 31, 2015. In addition to the decreased cash and cash equivalents position:

•            Receivables increased by $31.4 million, primarily due to an increase in the current portion of the statutory receivable related to the Peruvian sales tax due to the timing of expected receipts;

•             Inventories increased by $9.3 million as a result of timing of concentrate shipments;

•             Trade and other payables increased by $39.1 million primarily as a result of our development activities at Constancia and interest on long-term debt;

•             Current portion of long-term debt increased by $28.0 million in relation to the Constancia standby credit facility; and

•             Current portion of deferred revenue increased by $16.8 million in relation to anticipated precious metals production from Constancia.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2015 and March 31, 2014.

	Three Months Ended
	Mar. 31	Mar. 31
(in $ thousands)	2015	2014

Loss for the period	(23,708)	(27,219)
Tax expense	10,632	3,080
Items not affecting cash	37,777	20,420
Taxes paid	(646)	(915)
Operating cash flows before stream deposit and change in non-cash working capital	24,055	(4,634)
Precious metal stream deposit	—	139,287
Change in non-cash working capital	(22,862)	(19,079)
Cash used in operating activities	1,193	115,574
Cash used in investing activities	(192,903)	(181,205)
Cash used in financing activities	95,755	181,709
Effect of movement in exchange rates on cash and cash equivalents	11,206	16,496
(Decrease) increase in cash and cash equivalents	(84,749)	132,574

Cash Flow from Operating Activities

Operating cash flows before stream deposit and change in non-cash working capital were $24.1 million during the first quarter of 2015, reflecting an increase of $28.7 million compared to the first quarter of 2014, mainly as a result of higher sales volumes and an improving gross margin.

Cash Flow from Investing and Financing Activities

During the first quarter of 2015, we used $97.1 million in investing and financing activities primarily driven by capital expenditures of $164.7 million, interest payments of $55.6 million, principal payments $4.7 million on the equipment finance facility, and dividend payments of $2.3 million. This was partially offset by proceeds of $159.7 million related to the drawdown of the senior secured revolving credit facility and Constancia standby credit facility. In addition, we reclassified $27.7 million from cash and cash equivalents to restricted cash as Hudbay Peru was required to increase a letter of credit as a second annual deposit of security with respect to its decommissioning and restoration obligations.

Capital Expenditures

The following summarizes cash additions to capital assets for the periods indicated:

	Three Months Ended
	Mar. 31	Mar. 31
(in $ millions)	2015	2014

Manitoba mines	21.8	18.0
Manitoba processing facilities and other	1.7	6.4
Peru sustaining capital expenditures	28.5	—
Sustaining capital expenditures	52.0	24.4
Lalor project	0.1	13.8
Peru project and pre-commercial production costs [1]	92.4	191.9
Rosemont project	11.0	—
Reed project	—	5.1
Growth capital expenditures	103.5	210.8
Capital accruals for the period	9.2	(27.9)
Total	164.7	207.3

1     Peru capital expenditures include pre-production revenue (if any), capitalized interest, capitalized withholding taxes and changes in timing of payables. 2015 capital expenditure guidance for Peru excludes pre-production revenue, capitalized interest and capitalized withholding taxes.

Our capital expenditures for the three months ended March 31, 2015 were $164.7 million, a decrease of $42.6 million compared to the same period in 2014. The decrease is primarily due to lower expenditures at our Constancia project as we approached project completion. Constancia capital expenditures do not include revenue on pre-commercial production during the first quarter of 2015. A substantial amount of the pre-commercial production capitalized costs during the first quarter are expected to be offset during the second quarter of 2015 as pre-commercial production inventory of approximately 22,000 tonnes of contained copper in concentrate is sold.

Capital expenditures for the full year 2015 (not including pre-commercial production costs) are expected to be in line with guidance in their local currencies; however, as Peru and Rosemont capital expenditures are primarily in US dollars, if the Canadian dollar-US dollar exchange rate remains higher than the 1.10 rate assumed for guidance purposes, actual spending in Canadian dollar terms will be higher.

Capital Commitments

As at March 31, 2015, we had outstanding capital commitments in Canada of approximately $5.2 million primarily related to our Lalor project, none of which can be terminated by Hudbay, approximately $176.0 million in Peru, primarily related to sustaining capital and pre-commercial production costs, of which approximately $1.1 million cannot be terminated by Hudbay and approximately $319.8 million in Arizona, primarily related to the Rosemont project and expected to be paid after the commencement of Rosemont construction, of which approximately $168.0 million cannot be terminated by Hudbay.

Liquidity

At March 31, 2015, we had total available and committed liquidity of approximately $464 million, including $122.5 million in cash and cash equivalents and availability under our credit facilities. In the second quarter, we expect to commence realizing substantial cash flow from the sale of copper concentrates from Constancia, and to receive value added tax refunds from the Peruvian government of approximately US$38 million.  We expect that our current liquidity and these expected cash flows will be sufficient to meet our liquidity needs for 2015.

To the extent that metals prices decline materially from current levels or we have other unanticipated demands on liquidity, we may need to raise additional financing or pursue other corporate initiatives.

Outstanding Share Data

As of May 6, 2015, there were 233,741,689 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 21,830,490 common shares of Hudbay were outstanding and Augusta warrants to acquire an aggregate of 1,472,610 common shares of Hudbay and 794,742 warrants of Hudbay were outstanding; there were also options for an aggregate of 2,057,188 common shares outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2015	2014				2013
(in $ thousands)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	160,652	128,416	185,431	139,329	106,779	136,082	130,179	130,659
Profit (loss) before tax	(13,076)	(28,750)	57,586	6,843	(24,139)	(33,693)	9,650	(39,883)
Profit (loss)	(23,708)	49,583	49,248	252	(27,219)	(61,481)	2,985	(52,686)
Earnings (loss) per share:
Basic	(0.10)	0.21	0.22	—	(0.15)	(0.32)	0.03	(0.31)
Diluted	(0.10)	0.21	0.22	—	(0.15)	(0.32)	0.03	(0.31)
Operating cash flow
per share[1]	0.10	(0.01)	0.05	0.06	(0.02)	—	0.07	(0.06)

1     Operating cash flow per share is before stream deposit and change in non-cash working capital. It is a non IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, refer to page 25 of this MD&A.

With both the Reed and Lalor mines achieving commercial production in 2014, copper production volumes have increased compared to 2013 and the beginning of 2014. In the first quarter of 2015, sales revenue and operating cash flow per share increased mainly as a result of higher copper and zinc sales volumes offset partially by lower realized copper prices. The continuing strengthening of the US dollar against the Canadian dollar positively impacted revenues while negatively impacting net profit as a result of unrealized losses on the revaluation of net liability monetary items.  Net profit will continue to be subject to variations quarter to quarter as a result of the requirement to recognize mark-to-market valuation movements related to financial instruments.

The fourth quarter of 2014 benefited from higher zinc metal production volumes and higher zinc realized prices causing zinc revenues to increase. The fourth quarter of 2014 also benefited from favourable movements in foreign exchange rates and favourable mark-to-market adjustments on certain financial instruments. However, this was offset by lower copper sales volumes due to the timing of shipments and lower realized copper prices causing a net decrease in revenues and pre-tax profit for the fourth quarter 2014.  Profit, after tax, was higher in the fourth quarter of 2014 as a result of deferred tax recoveries of $78.3 million resulting from the recognition of previously unrecognized deductible temporary differences in both Peru and Manitoba.

The third quarter of 2014 benefited from increases in copper output and also from the one-time gain on disposition of previously owned shares in Augusta of $50.3 million. In addition, the first quarterly mark-to-market adjustment related to the Hudbay warrant consideration paid to Augusta shareholders and the Augusta warrants that we assumed in connection with the acquisition resulted in a gain of $22.0 million. However, these gains were offset by $12.0 million of costs in connection with the acquisition of Augusta during the third quarter of 2014. The volatile currency markets continued in the third quarter of 2014 resulting in a loss on foreign exchange of $10.5 million.  This loss is the result of a weaker Canadian dollar against the US dollar, which unfavourably impacts translation of our unsecured notes.

The second quarter of 2014 benefited from the aforementioned increase in copper output and also from foreign exchange gains of $9.1 million as a result of a stronger Canadian dollar against the US dollar which favourably impacts translation of our unsecured notes. The loss in the first quarter of 2014 was related to a loss on disposal of Hudbay Michigan of $6.5 million and foreign exchange losses of $8.6 million incurred from the weakening of the Canadian dollar against the US dollar.

The loss in the fourth quarter of 2013 included foreign currency translation losses, an impairment charge on the Back Forty project and deferred tax expense associated with Peruvian items. The profits in the third quarter of 2013 was mainly a result of finance gains related to foreign exchange gains as well as a lower tax expense as a result of lower gross margin. The loss in the second quarter of 2013 was mainly the result of foreign exchange loss and deferred tax expense on the translation of Peruvian tax basis.

Operating cash flow per share was higher in the second, third and fourth quarters of 2014, compared to the first quarter of 2014, as a result of higher revenues derived mostly from higher zinc, gold and silver realized prices and sustained production volumes. In general, over the past eight quarters, revenues have varied as a result of volatile commodity prices and the timing of shipments.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash cost per pound of copper sold are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors and management to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash cost per pound of copper sold, it helps investors assess the performance of our operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating Cash Flow Per Share

The following table presents our calculation of operating cash flow per share for the three months ended March 31, 2015 and March 31, 2014.

	Three Months Ended
	Mar. 31	Mar. 31
(in $ thousands, except shares and per share amounts)	2015	2014

Operating cash flow before stream deposit and change in non-cash working capital	24,055	(4,634)
Weighted average shares outstanding - basic	233,624,783	186,031,709
Operating cash flow per share	$0.10	$(0.02)

Cash Cost Per Pound of Copper Sold

Cash cost per pound of copper sold (“cash cost”) is a non IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been, and is expected to be, the largest component of revenues. The calculation is presented in two manners:

•    Cash cost per pound of copper sold, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper sold, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of metal sales, and an increase in production of a by-product metal will tend to result in an increase in cash costs under this measure, regardless of the profitability of the increased by-product metal production.

•    Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of our Company. The economics that support our decision to produce and sell copper would be different if our Company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The following table presents our calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by product credits for the three months ended March 31, 2015 and March 31, 2014.

	Three Months Ended
(in $ thousands, except for by-product credits, per net copper pound sold,	Mar. 31	Mar. 31
pounds of copper sold and cash costs per pound sold)	2015	2014

By-product credits:
Zinc	66,768	52,189
Gold	19,118	14,115
Silver	2,455	2,343
Other	1,689	984
Total by-product credits	90,030	69,631
Less: deferred revenue	(9,659)	(7,061)
Less: pre-production credits	—	(4,548)
Total by-product credits, net of pre-production credits	80,371	58,022

By-product credits, per net copper pound sold:
Zinc	2.75	4.82
Gold	0.79	1.30
Silver	0.10	0.22
Other	0.07	0.09
Total by-product credits	3.71	6.43
Less: deferred revenue	(0.40)	(0.65)
Less: pre-production credits	—	(0.42)
Total by-product credits, net of pre-production credits	3.31	5.36

Cash cost, before by-product credits	122,199	85,422
By-product credits, net of pre-production credits	(80,371)	(58,022)
Cash cost, after by-product credits	41,828	27,400

Pounds of copper sold	24,239	12,212
Less: pre-production pounds of copper sold	—	(1,384)
Net pounds of copper sold	24,239	10,828

Cash cost, before by-product credits (per pound sold)	5.04	7.89
By-product credits (per pound sold)	(3.31)	(5.36)
Cash cost, after by-product credits (per pound sold)	1.73	2.53
Average US$/C$ exchange rate	1.24	1.10
Cash cost, after by-product credits (per pound sold) - US$	1.39	2.30

Reconciliation to IFRS:
Cash cost, after by-product credits	41,828	27,400
By-product credits	90,030	69,631
Change in deferred revenues	(9,659)	(7,061)
Pre-production revenue	—	(4,548)
Treatment and refining charges	(10,153)	(5,054)
Share based payment	307	241
Adjustments related to zinc inventory write-downs (reversals)	—	674
Cost of sales - operating costs (excluding depreciation)	112,353	81,283

When expressed in Canadian dollars, cash cost after by-product credits for the first quarter of 2015 was $1.73/lb, compared to $2.53/lb for the same period in 2014. Cash cost before by-product credits in the first quarter of 2015 was $2.85/lb lower compared to the same period in 2014 primarily due to a lower ratio of by-product to copper sales in the current quarter, resulting in lower volume related by product costs per pound of copper sold. Similarly, the decrease in by-product credits of $2.05/lb compared to the same period in 2014 was due primarily to a lower ratio of by-products to copper sales. Consequently, these two offsetting factors resulted in a net decrease to cash cost after by-product credits in the first quarter of 2015 compared to the same period in 2014.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards adopted in 2015

For information on our adoption of new accounting standards, refer to note 3 of our March 31, 2015 condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our March 31, 2015 condensed consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our March 31, 2015 condensed consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the quarter ended March 31, 2015 that materially affected or are reasonably likely to materially affect our ICFR.